Filed by BlackRock Credit Allocation Income Trust III
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Credit Allocation Income Trust III
Commission File No. 811-21280

PLEASE VOTE NOW!

WE STILL NEED YOUR HELP!

IMPORTANT NOTICE FOR SHAREHOLDERS OF:

BlackRock Credit Allocation Income Trust I, Inc. (“PSW”)

BlackRock Credit Allocation Income Trust II, Inc. (“PSY”)

BlackRock Credit Allocation Income Trust III (“BPP”)

BlackRock Credit Allocation Income Trust IV (“BTZ”)

Dear Shareholder,

You recently received proxy materials relating to proposals to be voted on at the joint Special Shareholder Meeting of PSW, PSY, BPP and BTZ which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Friday, November 2, 2012, at 9:00 a.m. (Eastern Time).  You are receiving this SECOND REMINDER notice because you held shares in one or more of the above named funds on the record date and we have not received your vote.  Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors or Trustees of each fund unanimously recommend that you vote “FOR” the approval of the proposals.

It is important that you vote.
You can cast your vote by using one of the following options:
1. Vote Online - by logging onto the website listed on the enclosed voting instructions form;
2. Vote by Touch-Tone Phone - by calling the toll free number on the voting instructions form and following the instructions; or
3. Vote By Mail - by completing and returning your executed voting instructions form in the postage paid envelope provided.
Remember, your vote is very important and counts. Please exercise your shareholder rights and vote today.
If you have any questions about the proposals, please call Georgeson Inc., each fund’s proxy solicitor, toll free at 1-866-328-5445.

If you have already voted, please disregard this notice.

 Thank you for voting!